UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                    Tops Appliance City, Inc.



                        (Name of Issuer)

                          Common Stock



                 (Title of Class of Securities)

                                 890910102


                              (CUSIP Number)

             c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel
                    W. Raymond Felton, Esq.,
                     99 Wood Avenue South,
                         P.O. Box 5600,
                  Woodbridge, New Jersey 07095
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notice and Communications)


                                June 1, 1996


          (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO.  890910 10 2                               Page 2 of 4 Pages
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Leslie S. Turchin          Social Security No. ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) ___


   (b) ___

3. SEC USE ONLY


4. SOURCE OF FUNDS*

   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      ___

   Not Applicable

6. CITIZENSHIP OF PLACE OF ORGANIZATION

   United States

          NUMBER OF           7.  SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   2,098,337
          OWNED BY
            EACH              8.  SHARED VOTING POWER
         REPORTING
          PERSON                          40,000
           WITH
                              9.  SOLE DISPOSITIVE POWER

                                       2,098,337

                             10.  SHARED DISPOSITIVE POWER

                                          40,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,138,337

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.48%

14.  TYPE OF REPORTING PERSON*

     IN

Item 1.  Security and Issuer

     This Schedule 13D relates to the Common Stock, no par value
(the "Common Stock") of Tops Appliance City, Inc. (the "Company") whose principal executive offices are located at 45 Brunswick
Avenue, Edison, New Jersey 08818.


Item 2.  Identity and Background

     (a)  This Schedule 13D is being filed by Leslie S. Turchin
(the "Reporting Person").

     (b)  The business address of the Reporting Person is 45
Brunswick Avenue, Edison, New Jersey 08818.

     (c)  The Reporting Person is the Chairman of the Company.

     (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding
(excluding traffic violations and similar misdemeanors).

     (e) During the last five (5) years, the Reporting Person was not a party to a civil proceeding of a civil or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     The Securities whose ownership is reported herein were acquired out of personal funds.

Item 4.  Purpose of Transaction

     The securities whose ownership is reported herein were acquired for investment purposes. The Reporting Person is the founder of the Company. The Reporting Person has no present plans to acquire or dispose of securities of the Company, although he may from time to time acquire limited amounts of shares of Common Stock. In his capacity as a director of the Company, the Reporting Person voted to add two individuals who have no other affiliation with the Company to the Board of Directors.

     Except as reported above, the Reporting Person has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company's securities to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ); (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) and (b) The Reporting Person is the beneficial owner of 2,138,337 shares of the Company's Common Stock, which represents 29.48% of the Company's outstanding Common Stock. The Reporting Person has the sole power to vote and to dispose of 2,098,337 of such shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting
Person with respect to the securities of the Company except for an expired agreement between Donaldson, Lufkin &
Jenrette Securities Corporation, as Representative of the Underwriters, and the Reporting Person who had agreed not to dispose of Common Stock during the 80-day period beginning August 11, 1992.

Item 7.  Material to be Filed as Exhibits

     Not applicable.


Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 27,  1996                          /s/ Leslie  S. Turchin
___________________                     ________________________
      Date                                       Signature

                                        Leslie S. Turchin
                                        ________________________
                                                 Name/Title